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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WORLDPORT COMMUNICATIONS, INC.
(Name of Subject Company)

WORLDPORT COMMUNICATIONS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

98155J105
(CUSIP Number of Class of Securities)

Kathleen A. Cote
Chief Executive Officer
Worldport Communications, Inc.
975 Weiland Road, Suite 160
Buffalo Grove, Illinois 60089
(847) 229-8200
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the persons filing statement)

With a Copy To:
Theodore E. Cornell
Robert F. Weber
Seyfarth Shaw
55 East Monroe Street, Suite 4200
Chicago, Illinois 60603
(312) 346-8000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement under cover of Schedule 14D-9 (the "Schedule 14D-9") filed by Worldport Communications, Inc., a Delaware corporation ("Worldport" or the "Company") with the Securities and Exchange Commission on January 8, 2003. The Schedule 14D-9 and this Amendment relate to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed on behalf of W.C.I. Acquisition Corp., a Delaware corporation ("W.C.I." or the "Purchaser") with the Securities and Exchange Commission on December 23, 2002, and relate to the offer of W.C.I. to purchase all of the outstanding shares of Worldport's common stock, par value $0.0001 per share (the "Shares"), for $0.50 per Share in cash. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal dated December 23, 2002 (the "Letter of Transmittal," which, together with the Offer to Purchase and other related documents, as each may be amended or supplemented from time to time, constitute the "Offer").

        This Amendment is being filed by the Company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9. Except as otherwise indicated, the information in the Schedule 14D-9 remains unchanged.

Item 2. Identity and Background of Filing Person.

        Item 2 is amended and supplemented by adding to the end of the second paragraph in the subsection entitled "Tender Offer," the following sentence:

  Notwithstanding the foregoing, Worldport has been advised that W.C.I. will not be requesting a loan from Worldport to purchase the Shares tendered pursuant to the Offer (the "Loan"), and accordingly, Worldport anticipates that the condition to the Offer that the Loan be extended will be waived by W.C.I.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Item 3 is amended and supplemented by deleting the text in the subsection entitled "Loan" and inserting the following in its place:

          Loan. Although it is a condition to the Offer that Worldport provide the Loan to W.C.I., Worldport has been advised that W.C.I. will not be requesting the Loan from Worldport, and accordingly, Worldport anticipates that the condition to the Offer that the Loan be extended will be waived by W.C.I.

Item 4. The Solicitation or Recommendation.

        Item 4 is amended and supplemented by deleting the text of the second paragraph in the subsection entitled "No Recommendation by the Board" and inserting the following in its place:

          Of the five members of the Board, two members, Mr. Heisley and Mr. Meadows, are officers and directors of W.C.I. and own direct or indirect interests therein. Mr. Sage has requested to participate in W.C.I. Ms. Heisley Stoeckel is Mr. Heisley's daughter and may request to participate in W.C.I. Ms. Cote is the chief executive officer and an employee of Worldport. All of the members of the Board, other than Ms. Cote, have, or may have, direct or indirect interests in W.C.I., which may be in conflict with the interests of Worldport and its common stockholders with regard to the Offer. With respect to Ms. Cote, she has an interest regarding possible continued employment with Worldport, or the terms and conditions regarding the termination of her employment, which may be in conflict with the interests of Worldport and its common stockholders with regard to the Offer. Due to the actual or potential conflicts of interest which may result from the foregoing and from the other matters discussed above under the caption "Past Contacts,

  Transactions, Negotiations and Agreements," the Board did not determine to form a special committee to consider the Offer.

        Item 4 is further amended and supplemented by inserting a new second paragraph in the subsection entitled "Background of the Offer," which reads as follows:

          The alternatives considered by the Board included the liquidation of Worldport and possible acquisitions. While the Board's liquidation analysis, discussed below under "Other Factors—Liquidation Value; Timing of Potential Distributions," indicated that resolution of Worldport's liabilities could result in a liquidation value per Share (after payment of a liquidation preference of approximately $67.6 million to the holders of the Preferred Stock) exceeding the book value of $0.54 per Share referred to below under "Other Factors—Net Book Value; Contingent Liabilities," or the $0.50 per share Offer price, the Board was unable to determine when and in what amount any distribution could be made to the holders of the Shares, due to the unresolved status of Worldport's contingent liabilities, the risk of potential return of all or some portion of the U.S. Federal income tax refund previously received by Worldport discussed below under "Other Factors—No Operating Business; Trailing Liabilities," and the need to pay the liquidation preference to the holders of the Preferred Stock in the event of a liquidation of Worldport. In addition, Worldport's management and Board of Directors have reviewed several acquisition or investment opportunities in the telecommunication industry, including opportunities presented by investment banking firms. In each case, the subject of the acquisition was unprofitable and had other undesirable characteristics, and as a result, management did not determine to present the opportunity to Worldport's Board, or the Board did not determine to pursue the opportunity.

Item 8. Additional Information.

        Item 8 is amended and supplemented by deleting the text in the subsection entitled "Forward-Looking Statements" and inserting the following in its place:

          Certain Legal Matters. The Company understands that four substantially identical complaints have been filed purportedly on behalf of the Company's common stockholders alleging breach of fiduciary duties by directors of the Company in connection with the Offer. Each of these purported class actions, which have been filed in the Circuit Court of Cook County, Illinois on January 8, 2003, purports to seek, inter alia, an injunction preventing consummation of the proposed transaction. The Company and each member of the Company's Board of Directors have been named as defendants in each of the complaints. Based upon a preliminary review of the complaints, the Company believes the allegations therein to be without merit.

Item 9. Exhibits.

        Item 9, beginning on page 11, is amended and supplemented to read in its entirety as follows:

(a)(1)	Press Release, dated December 30, 2002, issued by Worldport.*
(a)(2)	Letter dated January 7, 2003 to holders of common stock of Worldport (included with Schedule 14D-9 mailed to such holders).*
(a)(3)	Press Release, dated January 7, 2003 issued by Worldport.*
(a)(4)	Offer to Purchase, dated December 23, 2002 (previously filed as Exhibit (a)(1) to the Schedule TO filed by W.C.I. on December 23, 2002, and incorporated herein by reference).
(a)(5)	Letter of Transmittal (previously filed as Exhibit (a)(2) to the Schedule TO filed by W.C.I. on December 23, 2002 and incorporated herein by reference).

(a)(6)	High Ridge Partners, Inc. analysis of Worldport assets and liabilities as of November 30, 2002 (included as Schedule II to this Schedule 14D-9).*
(a)(7)
Complaint titled Karin Bastians, On Behalf of Herself and All Others Similarly Situated v. Worldport Communications, Inc., Michael E. Heisley, Sr., Andrew G.C. Sage, II, Stanley H. Meadows, Emily Heisley Stoeckel and Kathleen A. Cote, filed January 8, 2003 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.
(a)(8)
Complaint titled H. Peter Heinen, On Behalf of Himself and All Others Similarly Situated v. Worldport Communications, Inc., Michael E. Heisley, Sr., Andrew G.C. Sage, II, Stanley H. Meadows, Emily Heisley Stoeckel and Kathleen A. Cote, filed January 8, 2003 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.
(a)(9)
Complaint titled Alfred W. Witter, On Behalf of Himself and All Others Similarly Situated v. Worldport Communications, Inc., Michael E. Heisley, Sr., Andrew G.C. Sage, II, Stanley H. Meadows, Emily Heisley Stoeckel and Kathleen A. Cote, filed January 8, 2003 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.
(a)(10)
Complaint titled Johannes Ziklens, On Behalf of Himself and All Others Similarly Situated v. Worldport Communications, Inc., Michael E. Heisley, Sr., Andrew G.C. Sage, II, Stanley H. Meadows, Emily Heisley Stoeckel and Kathleen A. Cote, filed January 8, 2003 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.
(e)(1)
Certificate of Incorporation of Worldport, as amended (previously filed as Exhibit 3.1 to Worldport's Form 10-KSB/A dated August 8, 1998 for the fiscal year ended December 31, 1997, and incorporated herein by reference).
(e)(2)
Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of the Company, dated March 6, 1998 (previously filed as Exhibit 4.1 to Worldport's Form 10-QSB dated May 15, 1998 for the fiscal quarter ended March 31, 1998 and incorporated herein by reference).
(e)(3)
Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Company, dated December 29, 1998 (previously filed as Exhibit 4.1 to Worldport's Form 8-K dated December 31, 1998 and incorporated herein by reference).
(e)(4)
Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, dated July 2, 1999 (previously filed as Exhibit 3.1 to Worldport's Form 10-Q dated November 15, 1999 for the fiscal quarter ended September 30, 1999 and incorporated herein by reference).
(e)(5)
Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of the Company, dated July 13, 1999 (previously filed as Exhibit 4.2 to Worldport's Form 8-K, dated July 15, 1999 and incorporated herein by reference).
(e)(6)
Certificate of Designation, Preferences and Rights of Series G Convertible Preferred Stock of the Company, dated July 21, 2000 (previously filed as Exhibit 4.1 to Worldport's Form 10-Q dated August 14, 2000 for the fiscal quarter ended June 30, 2000 and incorporated herein by reference).
(e)(7)	Bylaws of Worldport, as amended (previously filed as Exhibit 3.2 to Worldport's Form 10-Q dated August 14, 2002 for the fiscal quarter ended June 30, 2002 and incorporated herein by reference).

(e)(8)
Joint Venture and Securityholders Agreement by and among W.C.I. Acquisition Corp., the Heico Companies, L.L.C. and J O Hambro Capital Management Limited, dated December 23, 2002 (previously filed as Exhibit (d) to the Schedule TO filed by W.C.I. on December 23, 2002 and incorporated herein by reference).
(g)	Not applicable.

*
Previously filed with the Company's Schedule 14D-9, filed on January 8, 2003 and incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2003.

WORLDPORT COMMUNICATIONS, INC.

By:	/s/ KATHLEEN A. COTE
	Name:	Kathleen A. Cote
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)	Press Release, dated December 30, 2002, issued by Worldport.*
(a)(2)	Letter dated January 7, 2003 to holders of common stock of Worldport (included with Schedule 14D-9 mailed to such holders).*
(a)(3)	Press Release, dated January 7, 2003 issued by Worldport.*
(a)(4)	Offer to Purchase, dated December 23, 2002 (previously filed as Exhibit (a)(1) to the Schedule TO filed by W.C.I. on December 23, 2002, and incorporated herein by reference).
(a)(5)	Letter of Transmittal (previously filed as Exhibit (a)(2) to the Schedule TO filed by W.C.I. on December 23, 2002 and incorporated herein by reference).
(a)(6)	High Ridge Partners, Inc. analysis of Worldport assets and liabilities as of November 30, 2002 (included as Schedule II to this Schedule 14D-9).*
(a)(7)
Complaint titled Karin Bastians, On Behalf of Herself and All Others Similarly Situated v. Worldport Communications, Inc., Michael E. Heisley, Sr., Andrew G.C. Sage, II, Stanley H. Meadows, Emily Heisley Stoeckel and Kathleen A. Cote, filed January 8, 2003 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.
(a)(8)
Complaint titled H. Peter Heinen, On Behalf of Himself and All Others Similarly Situated v. Worldport Communications, Inc., Michael E. Heisley, Sr., Andrew G.C. Sage, II, Stanley H. Meadows, Emily Heisley Stoeckel and Kathleen A. Cote, filed January 8, 2003 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.
(a)(9)
Complaint titled Alfred W. Witter, On Behalf of Himself and All Others Similarly Situated v. Worldport Communications, Inc., Michael E. Heisley, Sr., Andrew G.C. Sage, II, Stanley H. Meadows, Emily Heisley Stoeckel and Kathleen A. Cote, filed January 8, 2003 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.
(a)(10)
Complaint titled Johannes Ziklens, On Behalf of Himself and All Others Similarly Situated v. Worldport Communications, Inc., Michael E. Heisley, Sr., Andrew G.C. Sage, II, Stanley H. Meadows, Emily Heisley Stoeckel and Kathleen A. Cote, filed January 8, 2003 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.
(e)(1)
Certificate of Incorporation of Worldport, as amended (previously filed as Exhibit 3.1 to Worldport's Form 10-KSB/A dated August 8, 1998 for the fiscal year ended December 31, 1997, and incorporated herein by reference).
(e)(2)
Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of the Company, dated March 6, 1998 (previously filed as Exhibit 4.1 to Worldport's Form 10-QSB dated May 15, 1998 for the fiscal quarter ended March 31, 1998 and incorporated herein by reference).
(e)(3)
Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Company, dated December 29, 1998 (previously filed as Exhibit 4.1 to Worldport's Form 8-K dated December 31, 1998 and incorporated herein by reference).
(e)(4)
Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, dated July 2, 1999 (previously filed as Exhibit 3.1 to Worldport's Form 10-Q dated November 15, 1999 for the fiscal quarter ended September 30, 1999 and incorporated herein by reference).
(e)(5)
Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of the Company, dated July 13, 1999 (previously filed as Exhibit 4.2 to Worldport's Form 8-K, dated July 15, 1999 and incorporated herein by reference).

(e)(6)
Certificate of Designation, Preferences and Rights of Series G Convertible Preferred Stock of the Company, dated July 21, 2000 (previously filed as Exhibit 4.1 to Worldport's Form 10-Q dated August 14, 2000 for the fiscal quarter ended June 30, 2000 and incorporated herein by reference).
(e)(7)	Bylaws of Worldport, as amended (previously filed as Exhibit 3.2 to Worldport's Form 10-Q dated August 14, 2002 for the fiscal quarter ended June 30, 2002 and incorporated herein by reference).
(e)(8)
Joint Venture and Securityholders Agreement by and among W.C.I. Acquisition Corp., the Heico Companies, L.L.C. and J O Hambro Capital Management Limited, dated December 23, 2002 (previously filed as Exhibit (d) to the Schedule TO filed by W.C.I. on December 23, 2002 and incorporated herein by reference).
(g)	Not applicable.

*
Previously filed with the Company's Schedule 14D-9, filed on January 8, 2003 and incorporated herein by reference.

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  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
EXHIBIT INDEX